UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-31054
TELENOR ASA

(Exact name of registrant as specified in its charter)
Snarøyveien 30,
N-1331 Fornebu,
Norway,
+47 810 77 000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares of six Norwegian Kroner each (“Ordinary Shares”)
American Depositary Shares each representing the right to receive three (3) Ordinary
Shares

(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate
The duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A.	Telenor ASA (“Telenor”) first incurred the duty to file filed reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on December 4, 2000, the date on which its Ordinary Shares, represented by ADSs, were first quoted on NASDAQ.

B.	During the 12-month period preceding the filing of this Form 15F, Telenor has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission (“SEC”) rules, including the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2005.
Item 2. Recent United States Market Activity
Telenor’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) which closed on December 7, 2000 pursuant to a Registration Statement on Form F-1 (File No. 333-12846).
Item 3. Foreign Listing and Primary Trading Market
A.	The primary trading market for Telenor’s Ordinary Shares is the Oslo Stock Exchange (“OSE”) in Norway.

B.	Telenor’s Ordinary Shares were listed on the OSE on December 4, 2000, and Telenor has since maintained its listing on the OSE, including at the time of filing this Form 15F and during the 12 months preceding the date hereof.

C.	During the 12-month period from June 1, 2006 through May 31, 2007, the average daily trading volume (“ADTV”) of Telenor’s Ordinary Shares on the OSE represented 97% of the ADTV on a worldwide basis.
Item 4. Comparative Trading Volume Data
A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are June 1, 2006 and May 31, 2007, respectively.

B.	During the 12-month period from June 1, 2006 through May 31, 2007, the ADTV of Telenor’s Ordinary Shares, including those represented by ADSs, in the United

States was 221,220 Ordinary Shares, representing approximately 3.07% of the ADTV of 7,212,814 Ordinary Shares on a worldwide basis during this 12-month period.

C.	Telenor de-listed its Ordinary Shares and the ADSs from NASDAQ on June 11, 2007. For the preceding 12-month period from, and including, Monday, June 12, 2006 until, but excluding, Monday, June 11, 2007, the ADTV of Telenor’s Ordinary Shares, including those represented by ADSs, in the United States was approximately 3.01% of the ADTV of Telenor’s Ordinary Shares, including those represented by ADSs, on a worldwide basis.

D.	Telenor maintains a sponsored American depositary receipt facility.

E.	The sources of the trading volume information used for determining that Telenor meets the requirements of Rule 12h-6 under the Exchange Act were Bloomberg data screens. The calculations of ADTV are based on both on-exchange and off-exchange transactions in the United States but only on-exchange transactions elsewhere in the world.
Item 5. Alternative Record Holder Information
      Not applicable
Item 6. Debt Securities
      Not applicable
Item 7. Notice Requirement
A.	On May 22, 2007, Telenor published the notice required by Rule 12h-6(h) under the Exchange Act announcing its intent to terminate its duty to file reports under the Exchange Act.

B.	Telenor published the notice referred to in Item 7.A by means of a press release issued through its website on www.telenor.com. The contents of this press release was disseminated in the United States through various newswire services, including Reuters and AFX Limited. Telenor filed a copy of the press release with the SEC under cover of Form 6-K.
Item 8. Prior Form 15 Filers
      Not applicable

PART II
Item 9. Rule 12g3-2(b) Exemption
Telenor will publish the information required under Rule 12g3-2(b)(1)(iii) on its website (http://www.telenor.com).
PART III
Item 10. Exhibits
      Not applicable
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the 12-month period from June 1, 2006 through May 31, 2007; or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Telenor ASA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telenor ASA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Telenor ASA

(Registrant)
June 12, 2007	/s/ Trond Ø. Westlie

(Date)	Name: Trond Ø. Westlie
Title: Chief Financial Officer